金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

RECEIVED

2006 JUN -6 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

June 2, 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International [redacted]
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549
U.S.A.

06014146

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Announcement Pursuant to Rule 704(11) of the Listing Manual by CIH Limited	May 18, 2006
Announcement – 2005/06 Final Results of CIH Limited (For the year ended March 31, 2006)	May 25, 2006
Announcement – 2005/06 Final Results of GP Industries Limited	May 26, 2006
Overseas Regulatory Announcement – Announcement Pursuant to Rule 704(11) of the Listing Manual by GP Industries Limited	May 29, 2006
Overseas Regulatory Announcement – Appointment of Executive Director of GP Industries Limited	May 30, 2006
Overseas Regulatory Announcement – Announcement of Appointment of Executive Director	June 1, 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

CIH Ltd
CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

The Board of Directors of CIH Limited ("the Company") would like to advise that no person occupying managerial positions in the Company or any of its principal subsidiaries during the financial year ended 31 March 2006 is related to a director or chief executive officer or substantial shareholder of the Company.

Submitted by Ms Caroline Yeo, Company Secretary on 18 May 2006 to the SGX

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2005/06 Final Results of CIH Limited
(For the year ended March 31, 2006)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of CIHL, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2006. CIHL's turnover decreased by 39% to S$7.9 million and it recorded a loss of S$2.4 million for the year ended March 31, 2006.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the year ended March 31, 2006. CIHL is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

CIHL
UNAUDITED CONSOLIDATED RESULTS

	For the year ended March 31, 2006		For the 15 months ended March 31, 2005	
	S$'000	*HK$'000* (Note)	*S$'000* (Restated)	*HK$'000* (Restated) (Note)
Turnover	7,918	37,044	12,972	60,388
Cost of sales	(6,322)	(29,577)	(10,416)	(48,489)
Gross profit	1,596	7,467	2,556	11,899
Other income	15,871	74,251	14,398	67,026
Distribution expenses	(977)	(4,571)	(1,659)	(7,723)
Administrative expenses	(11,392)	(53,296)	(14,078)	(65,536)
Exchange (loss) gain	(985)	(4,609)	1,969	9,166
Other expenses	(233)	(1,090)	(905)	(4,213)
Profit from operations	3,880	18,152	2,281	10,619
Finance costs	(1,215)	(5,684)	(3,058)	(14,236)
Share of results of associates	(78)	(365)	(726)	(3,380)
Exceptional items	3,445	16,117	13,959	64,982
Profit before taxation	6,032	28,220	12,456	57,985
Taxation	(1,907)	(8,922)	(465)	(2,165)
Profit after taxation from continuing operations	4,125	19,298	11,991	55,820
Loss for the year from discontinued operations	(5,466)	(25,572)	(11,026)	(51,328)
	(1,341)	(6,274)	965	4,492
Attributable to:				
Equity shareholders of CIHL	(2,382)	(11,144)	433	2,016
Minority interests	1,041	4,870	532	2,476
	(1,341)	(6,274)	965	4,492
	S cents	*HK cents*	*S cents*	*HK cents*
(Loss) Earnings per share	(1.85)	(8.66)	0.35	1.63
	S cents	*HK cents*	*S cents*	*HK cents*
Final dividend per share	4.0	18.7	4.0	18.6

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

On January 12, 2006, CIHL exercised the put option ("Put Option") for the disposal of its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL") to its joint venture partner, Schneider Electric SA. The exercise of the Put Option was completed on March 15, 2006. Consequently, the results of the CAHL Group were accounted for up to December 31, 2005 and reported under discontinued operations in the profit and loss statement.

During the financial year ended March 31, 2006, CIHL Group's continuing operations, which comprise mainly the light fittings business, registered a turnover of S$7.9 million. There was a decrease of 39% compared with that of the financial period of 15 months ended March 31, 2005 due to the additional 3 months of sales.

An operating profit before exceptional items and share of results of associated companies of S$2.7 million was recorded for the financial year. During the year, the net increase in cash and bank balances had resulted in the increase in interest income and reduction in interest expenses. The cost reduction measures undertaken by CIHL Group have resulted in an overall improvement in operating results despite a lower turnover and a net exchange loss. The exchange loss was mainly unrealized in nature, caused by the Australian dollar denominated receivables being translated into Singapore dollars for reporting purposes at the end of the financial year.

The reduction in the loss from CAHL was mainly due to better cost control and the recording of 9-month results up to December 31, 2005 as compared to the 15-month corresponding financial period.

During the financial year, CIHL Group earned an interest income of S$3.6 million on balances receivable from the divestment of a 21% equity interest in Gerard Corporation Pty Ltd. This interest income was subject to a higher corporate tax rate of 30% in Australia. CIHL was also charged withholding tax of S$220,000 for dividends declared by an Australian subsidiary. Consequently, the taxation charge and effective tax rate for the year reported on were relatively higher.

PROSPECTS

On February 3, 2006, CIHL jointly with GP Industries Limited ("GPIL"), its immediate holding company, announced a proposal to privatise CIHL by way of a scheme of arrangement (the "Scheme"). Completion of the Scheme is subject to the approval of the relevant regulatory authorities and shareholders.

The timetable for implementation of the Scheme has been prolonged because of delays in obtaining various waivers and regulatory approvals in Singapore and Hong Kong. CIHL Group believes that the process can be expedited after the announcement of CIHL Group's full year results. CIHL will make an announcement to keep its shareholders informed about the progress in due course.

Under the Scheme, CIHL's shareholders will have an opportunity to realise part of their investment in CIHL for cash through a special dividend. CIHL's shareholders will also be able to participate in the GPIL Group's larger core business as GPIL shareholders and benefit from the increased liquidity of a stock with research coverage.

Meanwhile, CIHL Group will continue to expand on its light fittings business and invest in promotional activities to strengthen the GP brand image. The Beijing Olympics in 2008 and Shanghai Expo in 2010 will provide good opportunities for both traditional and LED light fittings businesses because of the increased construction activity for gymnasiums, sports complexes, hotels and exhibition halls in Beijing and Shanghai. Besides focusing on expanding its sales of light fittings, further cost reduction measures are being implemented to improve operating results. In view of the high growth potential of LED lighting business, CIHL Group intends to participate in a capital injection in Primo Lite Company Ltd. to increase its equity shareholding from 10% to 18%.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 25, 2006
www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2005/2006 Final Results of GP Industries Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2006. GP Industries' turnover decreased by 5% over the last year to S$398.5 million. Net profit decreased by 47% to S$19.9 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group"), for the year ended March 31, 2006. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES
UNAUDITED CONSOLIDATED RESULTS

	For the year ended March 31, 2006		For the year ended March 31, 2005	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
			(Restated)	*(Restated)*
		(Note)		*(Note)*
Turnover	398,535	1,864,506	418,856	1,949,858
Cost of sales	(316,422)	(1,480,349)	(331,985)	(1,545,456)
Gross profit	82,113	384,157	86,871	404,402
Other operating income	22,975	107,486	18,757	87,318
Distribution costs	(35,865)	(167,791)	(36,967)	(172,089)
Administrative expenses	(52,123)	(243,852)	(51,025)	(237,532)
Exchange gain	79	370	6,054	28,183
Other operating expenses	(1,546)	(7,233)	(1,970)	(9,171)
Profit from operations	15,633	73,137	21,720	101,111
Finance costs	(11,865)	(55,509)	(8,662)	(40,323)
Share of results of associates	27,217	127,332	30,275	140,936
Exceptional items	4,518	21,137	20,263	94,328
Profit before taxation	35,503	166,097	63,596	296,052
Taxation	(9,666)	(45,221)	(14,528)	(67,631)
Profit after taxation from continuing operations	25,837	120,876	49,068	228,421
Loss after taxation from discontinued operations	(5,466)	(25,572)	(10,726)	(49,931)

For the financial year, the electronics and components business reported a sales decrease of 5.0%. This was mainly due to decrease in sales of car audio products and other electronics products while sales of professional electronics products for the financial year grew by 2%. After divesting from Jiangsu Toppower Automotive Electronics Co., Ltd. last financial year, the car audio business is less than 5% of GP Industries Group's business. Affected by high component prices and appreciating Chinese Renminbi, profit contribution before interest, taxation and exceptional items ("PBIT & EI") from the electronics subsidiaries for the financial year decreased by 10%. High raw material prices continued to affect the components manufacturing business and led to a 35% decrease in profit contribution for the financial year. Overall PBIT & EI contribution from the electronics and components business decreased by 27%.

Sales from the wire harness business decreased by 4% for the financial year when compared to the corresponding period last year. Sales to the U.S. market during the financial year increased by about 20% over last year. Sales to Japan for the financial year, however, reported an 11% decrease due mainly to model changes by Japanese automakers at the beginning of the financial year. Profit contribution from wire harness subsidiaries for the financial year increased by 6%. GP Industries Group's wire harness associates in China continued to face severe price competition but market condition improved in Q4. GP Industries Group's 44.75% owned cable associate LTK reported a sales growth of more than 25% for the financial year. However, due to record high copper prices, profit contribution for the financial year only improved by 7%. As a result, overall PBIT & EI contribution from the wire harness and cable business improved by 12%.

Sales from the acoustics business for the financial year was 4% lower than that of the previous financial year. While sales to the U.S. market reported a 6% growth, sales to the European and Asian markets deceased by 5% and 11% respectively. The acoustics business reported a loss before interest and taxation and exceptional items of S$3.4 million for the financial year.

CIHL (67.87% owned at March 31, 2006):
During the financial year, CIHL's continuing operations, which are mainly the light fittings business, contributed a turnover of S$8 million, compared to S$10 million for last year. Sales of the project-based light fittings business remained volatile. For the last financial year, 11 months' turnover of CIHL was consolidated after CIHL became a subsidiary in April 2004.

Despite lower turnover, the cost reduction measures undertaken by CIHL contributed to an improvement in operating results from its continuing operations before exchange differences and exceptional items. CIHL reported an exchange loss of S$1.0 million under its continuing operations for the financial year, compared to a gain in the previous financial year. This translation loss is mainly related to receivables denominated in Australian dollars.

Attributable to:				
Equity shareholders of GP Industries	19,866	92,941	37,281	173,551
Minority interests	505	2,363	1,061	4,939
	20,371	95,304	38,342	178,490
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	4.33	20.26	8.14	37.89
	S cents	*HK cents*	*S cents*	*HK cents*
Final dividend per share	1.3	6.1	2.0	9.3

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

On January 12, 2006, CIH Limited ("CIHL") exercised its option (the "Put Option") to divest its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"), a 50:50 joint venture with Schneider Electric SA ("Schneider"), to Schneider. The exercise of the Put Option was completed on March 15, 2006. Results attributable to the disposed CAHL have been excluded from GP Industries Group's "continuing operations" and presented separately under "discontinued operations".

Sales from continuing operations decreased by 5% to S$398.5 million. The electronics business, the wire harness business and the acoustics business all reported reduced sales this year. Profit after taxation from continuing operations decreased from S$49.1 million to S$25.8 million, mainly due to lower profit contributions from the Electronics Division and GP Batteries, lower net exceptional gain and increased finance costs.

Share of losses after taxation from CAHL for Q4 and the financial year amounted to S$1.6 million and S$5.5 million respectively, compared to S$4.9 million and S$10.7 million for the respective corresponding periods. The decrease in share of losses was due mainly to improved cost control by CAHL and disposal of CAHL during the financial year.

Based on a weighted average number of 459,068,484 shares in issue (2005: 457,721,145 shares), basic EPS from continuing operations for the financial year decreased from 9.82 Singapore cents to 5.30 Singapore cents. Basic EPS for the financial year, including profit attributable to shareholders from both continuing and discontinued operations, decreased from 8.14 Singapore cents to 4.33 Singapore cents.

BUSINESS REVIEW

Electronics Division:

The Electronics Division reported a 4.5% decrease in sales for the financial year when compared with the corresponding period last year.

GP Batteries' turnover for Q4 was S$199 million, a decrease of 11% over the corresponding quarter last year. Turnover was dampened mainly due to the initial market reactions to the price increase of Nickel Metal Hydride rechargeable batteries. The consolidated profit before taxation of S$5.2 million included exceptional items of S$3.4 million that comprised loss of S$1.3 million due to the temporary cessation of operations of an associate in China which was affected by a fire, and fees and expenses of S$2.1 million incurred for the settlement of an overseas subsidiary's prior years' disputed tax assessment. The profit after tax attributable to equity holders of GP Batteries for Q4 was S$2.8 million, compared to S$40,000 for Q4 last year.

For the financial year ended March 31, 2006, GP Batteries' turnover was S$886 million, a marginal decrease of 1% over the previous year. The consolidated profit before taxation decreased from S$23.3 million to S$22.1 million. During the financial year, GP Batteries recorded an exceptional loss of S$11.1 million mainly due to the relocation of production facilities (exceptional loss last year was S$18.8 million). The profit after taxation attributable to equity holders of GP Batteries was S$13.6 million, compared to S$1.3 million for last year.

Overall, turnover for most of the products remained steady. Gross profit margin remained steady as GP Batteries continued to reap from the cost saving measures implemented across the GP Batteries Group despite the high raw material prices.

PROSPECTS

Volatile material prices will continue to affect some of GP Industries Group's businesses. Gradual appreciation of the Chinese Renminbi will increase its costs in China and rising interest rates will affect GP Industries Group's borrowing costs. Record high metal prices will continue to suppress GP Batteries' operating margins in the coming months while keen competition in most sectors makes it difficult to pass cost increase to customers.

GP Industries Group continues to focus its resources so as to further strengthen its core businesses. It will also increase its investment in new product development, intensify its cost improvement activities and strengthen its sales and distribution capabilities to further improve GP Industries Group's competitiveness in this volatile market environment.

The proposed privatization of CIHL by way of a scheme of arrangement will help to simplify GP Industries Group's structure, improve operating efficiency and contribute to reduce bank borrowing.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 26, 2006

www.goldpeak.com

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	29-May-2006 17:09:56
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-03-2006

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, GP Industries Limited ("the Company") wishes to confirm that there are no persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a Director or Chief Executive Officer or substantial shareholder of the Company.

Attachments:

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2006 18:17:42
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF DIRECTOR
Description	The Board of Directors of GP Industries Limited wishes to announce the appointment of Mr Wong Man Kit as an Executive Director of the Company with effect from 26 May 2006.
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Announcement of Appointment of Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2006 18:21:57
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	26-05-2006
Name *	Wong Man Kit
Age *	46
Country of principal residence *	Hong Kong
Whether appointment is executive, and if so, area of responsibility *	Prime responsibility on financial activities of the Group.
Job Title	Executive Director
Working experience and occupation(s) during the past 10 years *	Refer to attachment 1.
Shareholding * in the listed issuer and *its subsidiaries* *	GP Industries Limited - 72,000 shares
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#

\# These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Refer to attachment 2.
Present	Refer to attachment 2.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) * Whether at any time during the last 10 years, a petition	• No

	under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures	• No

industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?

Footnotes	
Attachments:	MKWong_attachment1.pdf MKWong_attachment2.pdf Total size = **30K** (2048K size limit recommended)

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Attachment 1

Wong Man Kit

Working experience and occupation(s) during the past 10 years

Organisation	Post	Employment period
Gold Peak Industries (Holdings) Limited	Deputy General Manager & Company Secretary	Dec 2000 - present
	Assistant General Manager & Company Secretary	May 1997 - Dec 2000
	Assistant General Manager	Nov 1995 - May 1997

Wong Man Kit

Present Directorships

Company Name	Place of Incorporation	Date of Appointment
Best Companion Investments Ltd	BVI	March 4, 2000
City Dynamic Ltd	HKSAR	March 18, 1996
Fancy Luck Investment Ltd	HKSAR	Nov 6, 2000
Giant Fair Investment Ltd	HKSAR	Nov 6, 2000
Gold Peak Art Foundation Ltd	HKSAR	April 1, 1997
Gold Peak Group Ltd	HKSAR	March 18, 1996
GP Display Products Ltd	BVI	May 3, 2002
GP EBIZ LTD	HKSAR	March 18, 1996
GP eBiz Ltd	Cayman Islands	Dec 2, 2002
GP Technologies Ltd	HKSAR	Oct 1, 2002
HBS Marketing (Asia) Ltd	HKSAR	March 1, 2002
Kinnon International Ltd	HKSAR	July 1, 1994
Lighthouse Technologies Limited	HKSAR	July 18, 2001
LinuxTimes Company Limited	HKSAR	June 28, 2001
Makinen Properties Ltd	BVI	Dec 23, 2003
Peak Power Investment Ltd	HKSAR	July 27, 2005
Powerbank Ltd	HKSAR	July 9, 1999
Triwish Ltd	BVI	May 28, 1999

Past Directorships

Company Name	Place of Incorporation	Date of Appointment	Date of Deregistration	Date of Resignation
BMT International Trading Ltd	HKSAR	March 1, 2002	March 17, 2006	
ee-distribute Ltd	HKSAR	March 8, 2000	March 24, 2006	
ee-market Ltd	HKSAR	March 8, 2000	March 24, 2006	
ee-trader Ltd	HKSAR	March 8, 2000	March 17, 2006	
Gold Court International Ltd	HKSAR	Sep 6, 1996	April 22, 2005	
Gold Peak Provident Fund Investment Ltd	HKSAR	Dec 1, 1995	June 11, 2004	
Easy Charm Ltd	HKSAR	March 7, 2003		July 28, 2003
Star Bright Technology Ltd	HKSAR	March 7, 2003		July 28, 2003